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                              February 27, 2023

       Joey Firestone
       Chief Executive Officer
       Elite Performance Holding Corporation
       3301 NE 1st Ave. Suite M704
       Miami, FL 33137

                                                        Re: Elite Performance
Holding Corporation
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed February 21,
2023
                                                            File No. 333-262483

       Dear Joey Firestone:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-1 filed February 21, 2023

       Financial Statements and Supplementary Data, page F-1

   1. Please revise your filing to provide audited financial statements for the year ended
                                                        December 31, 2022, as
required by Rule 8-08 of Regulation S-X.
       Exhibits

   2. We note your response to prior comment 4. Regarding the reference in Section 1.7 of
                                                        Exhibit 10.14 to the
subscriber acknowledges "understanding," please revise to eliminate that term.
 Joey Firestone
Elite Performance Holding Corporation
February 27, 2023
Page 2
General

3. We note your response to prior comment 5. Please continue to update the disclosure. For example, we note the disclosure on page 34 about balances as of December 31, 2021 and the disclosure in Note 3 on page F-24 about balances as of September 30, 2022.
       You may contact Claire Erlanger, Staff Accountant, at 202-551-3301 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameJoey Firestone
                                                          Division of
Corporation Finance
Comapany NameElite Performance Holding Corporation
                                                          Office of
Manufacturing
February 27, 2023 Page 2
cc:       Matheau J. W. Stout
FirstName LastName